VIVID SEATS INC.

111 N. Canal Street

Suite 800

Chicago, Illinois 60606

September 21, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Nasreen Mohammed

Re:	Vivid Seats Inc.
Registration Statement on Form S-4, originally filed May 28, 2021
File No. 333-256575

Ladies and Gentlemen:

Vivid Seats Inc. (the “Registrant”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:05 P.M., Eastern Time, on September 23, 2021 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time. Please call Cathy A. Birkeland of Latham & Watkins LLP at (312) 876-7681 or Shagufa R. Hossain of Latham & Watkins LLP at (202) 637-2323 to provide notice of effectiveness.

Very truly yours,

VIVID SEATS INC.

/s/ Stanley Chia
Stanley Chia
Chief Executive Officer

cc:     Cathy A. Birkeland, Latham & Watkins LLP

Patrick H. Shannon, Latham & Watkins LLP

Shagufa R. Hossain, Latham & Watkins LLP

Bradley G. Faris, Latham & Watkins LLP

Justin G. Hamill, Latham & Watkins LLP